AN OPEN LETTER TO THE BOARD OF
PHUNWARE

Please Stop the "Elliot Han Governance Model"

July 09, 2026

Dear Members of the Board,

This letter is from Goldenwise Capital Group. We have been a shareholder of Phunware ("PHUN", "Company") since December 2025 and currently hold approximately 6.6% of the Company's outstanding shares.

Based on our due diligence on the Company over the past several months, we have significant concerns regarding Phunware's poor corporate governance. We invest globally, and Phunware's current governance is among the worst we have encountered.

We think few public companies illustrate the destruction of shareholder value through poor corporate governance as clearly as Phunware. If business schools were searching for a modern corporate governance case study, Phunware would deserve serious consideration.

In our opinion, Phunware is becoming a textbook example of how a public company's Board can repeatedly destroy shareholder value while continuing to reward itself, dilute shareholders, insulate itself from accountability, refuse meaningful communication, and resist shareholder representation.

The Elliot Han Era

Mr. Elliot Han joined the Board in January 2024 and now serves as Chairman. Since his appointment, shareholders have witnessed:

  continued operating losses
  significant shareholder dilution
  multiple CEO transitions
  constant shifts in strategy
  failure to achieve product-market fit
  persistent destruction of shareholder value

These are not isolated events. Together, they define the Board's record.

Leadership must be judged by results. Unfortunately, the results speak for themselves.

The chart below shows PHUN's share price trajectory from January 2024 through June 25, 2026, during which the stock declined from approximately $10 to $1.9.

USD 120 Million Raised. Approximately USD 40 Million Remaining in Market Value.

In 2024, Phunware raised approximately USD 120 million from shareholders. Today, the Company's market capitalization is approximately USD 40 million.

The Company is now valued at less than 50% of the cash on its own balance sheet -- meaning the market assigns a large negative value to the operating business.

This is one of the clearest possible signals that shareholders have lost confidence in the Board's governance, capital allocation, and strategic execution.

Under Mr. Han's oversight, the Company's market capitalization has declined by approximately USD 80 million over 2.5 years. Meanwhile, his cumulative compensation from PHUN is estimated to exceed USD 630,000 since January 2024 -- a stark contrast that raises serious governance concerns.

Capital Allocation Concerns

Mr. Han also serves as Chief Investment Officer of C1 Fund (CFND), a closed-end investment company. CFND's share price performance since IPO (listed below) raises further concerns about his capital allocation capabilities -- a core competency for any board member.

In our view, Mr. Han has not demonstrated the capital allocation discipline that shareholders can rely on.

The chart below shows C1 Fund's share price trajectory from IPO through June 25, 2026, during which the stock declined from approximately $10 to $3.4.

The Business Never Found Product-Market Fit

Since 2024, Phunware's operating business has consistently lost approximately USD 15 million per year while generating only around USD 3 million in revenue per year.

Instead of disciplined execution, the Company has repeatedly changed direction:

  new CEOs
  new strategies
  new consultants
  new initiatives
  new promises

Yet shareholder value has continued to deteriorate.

More Spending Is Not a Strategy

The Board recently announced:

  a new CEO
  a new external development team
  "Apollo 2.0"
  potential acquisitions
  new ATM dilution preparations

PHUN's share price has declined since these announcements.

When the Company has not found product-market fit and cannot generate meaningful revenue, the decision to spend more money on new systems -- systems that may never be commercially viable -- is deeply concerning.

History has repeatedly shown that acquisitions often destroy shareholder value when governance is weak and boards lack oversight. It is easy to pursue acquisitions that strengthen management's position while harming shareholders.

Good governance must come before major capital allocation decisions.

We oppose increasing losses to build new systems or pursue acquisitions unless the Board adds shareholder representatives who can ensure decisions align with shareholder value.

If the Board proceeds with any acquisitions or ATM dilution that harm shareholders, we will evaluate all available legal remedies immediately.

We reserve all rights available under Delaware law, including inspection rights under Section 220 and any remedies available in connection with breaches of fiduciary duty should circumstances warrant such action.

The Governance Problem

Phunware's greatest challenge is no longer technology -- it is governance.

Despite being the Company's largest shareholder, I waited nearly two months before obtaining the first online meeting with the Board. I sent more than 10 emails to Chairman Han over three months to request communication; he did not reply once.

Instead, the Board hired two lawyers (not just one) to communicate with shareholders. Directors do not respond directly to shareholder emails, and they only participated in calls when the two lawyers are present.

Mr. Han has a background in corporate law. Rather than engaging directly with shareholders, the Board has consistently relied on the two counsel to manage all email communications. The Board has never responded directly to any of my emails or phone messages. In our view, this approach has unnecessarily hindered meaningful shareholder engagement and appears to prioritize protecting the existing Board over constructive communication with significant shareholders.

Rather than responding to the substantive governance issues raised by us, the Company's counsel has indicated that the Company may consider legal remedies if this Open Letter is published.

The Company's management has been exceptionally chaotic. Over the past 2.5 years, multiple key executives have resigned, and the CEO position has changed several times. In addition, the Company has been involved in multiple lawsuits with its investors and a former key executive.

Meanwhile, directors continue to pay themselves high salaries and issue themselves large amounts of free stock -- compensation levels far above those of comparable public companies.

For example, Mr. Han's total compensation in 2024 (11.5 months) was USD 258,254, excluding travel and hotel reimbursements.

His 2025 compensation is even higher. Other directors receive similar levels.

For a small company with a market capitalization of approximately USD 40 million and substantial annual losses, it is difficult to view annual director compensation of around USD 250,000 per director as reasonable.

In addition, none of the current Board members have purchased Phunware shares in the open market; all of their holdings come exclusively from Phunware's free stock issuance program for directors.

When shareholder value collapses while directors continue rewarding themselves and refusing accountability, confidence inevitably erodes.

Throughout our communications, the Board has never been genuinely prepared to consider meaningful governance improvements or changes to Board composition. Instead, they have repeatedly used various excuses to delay or reject our suggestions for governance reform.

Good governance requires accountability.

Accountability requires shareholder representation.

To protect Board's positions, Phunware has implemented:

  a staggered board structure
  restrictions preventing shareholders from calling special meetings reliance on internal and external counsel for all shareholder communication

We invest globally. Phunware's governance is among the worst we have encountered.

Why We Cannot Support Chairman Elliot Han

The Chairman leads the Board.

The Board sets strategy.

The Board allocates capital.

The Board hires management.

The Board represents shareholders.

Corporate governance begins with the Chairman.

After reviewing the Company's performance since January 2024, we cannot support Mr. Han's re-election for another three-year term.

Phunware must stop the "Elliot Han Governance Model" immediately.

This conclusion is not personal -- it is based on results. Throughout this letter, the term "Elliot Han Governance Model" refers to a pattern of governance practices observed during Mr. Han's tenure as director, rather than to any personal criticism of Mr. Han himself.

Shareholders deserve a Board that creates value, embraces accountability, and includes meaningful shareholder representation.

Proposal

To protect shareholder value, we seek to improve the composition of the Phunware Board.

We recently proposed the following four highly qualified candidates to strengthen the Board: Shawn Kravetz, Richard Ding, Mona Zhang, and Steve Han. These individuals are highly qualified and collectively bring extensive experience in corporate governance, capital allocation, business strategy, AI platform development, and business development.

Unsurprisingly, the Board has rejected all of our recommendations for governance improvements. Mr. Elliot Han stated that they are not considering any changes to the Board's composition.

Through this Open Letter, we again propose establishing a more balanced Board for Phunware.

Specifically, we recommend expanding the Board and adding at least three new directors.

However, if Mr. Elliot Han is no longer a member of the Board, we would be prepared to support adding fewer than three new directors.

If necessary, we will initiate a proxy contest at the 2026 AGM.

A balanced Board will improve governance, strengthen accountability, enhance capital allocation discipline, and begin rebuilding investor confidence.

A Call to Shareholders

We sincerely hoped that discussions with the Board would lead to a constructive governance resolution. Unfortunately, after several months of effort, we have seen no indication that the Board is prepared to consider meaningful governance reform. Accordingly, we believe shareholders should now have the opportunity to evaluate the Board's record directly.

The Company's counsel has warned us that the Company may pursue legal remedies if this Open Letter is published. Nevertheless, we believe shareholders deserve the opportunity to evaluate these governance issues for themselves.

I encourage every shareholder to review the Company's performance since January 2024:

  the financial results
  the dilution
  the executive turnover
  the destruction of shareholder value

Then ask one question and draw your own conclusion:

Has Mr. Elliot Han earned another three-year term?

The views expressed in this letter represent our opinions based on publicly available information and our experience as a shareholder. We encourage every shareholder to review the Company's SEC filings and draw their own conclusions.

Phunware deserves better governance. Its shareholders deserve better stewardship. Its future requires meaningful change.

We remain committed to working constructively with any Board that puts shareholders first, embraces accountability, and is willing to rebuild trust through genuine governance reform.

Respectfully,

Richard Ding
CEO
Goldenwise Capital Group
Shareholder of Phunware